UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Debt Exchange and Issuance of Series E Convertible Preferred Stock.

On August 23, 2024, JX Luxventure Limited, a corporation duly organized under the laws of the Republic of Marshall Islands (the “Company”), issued a negotiable, transferrable, due on demand, promissory note, without an interest (the “Original Note”), in the principal amount of $3,000,000 (the “Principal Amount”) to Huidan Li, the Co-Chairman of the board of directors of the Company (the “Original Noteholder”). The Principal Amount of the Original Note represented the amount of the continuous advances of funds to the Company by the Co-Chairman for a period of over two (2) years.

On August 26, 2024, the Company entered into the Note Transfer and Assignment Agreement (the “Assignment Agreement”) with the Original Noteholder and eight (8) investors (the “Assignees” or the “Holders”), pursuant to which on the same date the Original Noteholder sold, transferred, and assigned the Original Note and, collectively, all of his rights, title and interest in, to and under the Original Note to the Assignees, with each Assignee being assigned all of the Original Noteholder’s rights, title and interest in, and to the principal amount of $375,000 (the “Assignment”), and the Company recognized each Assignee as the owner of the Assignment, and issued to each Assignee a new promissory note in the principal amount of $375,000 (the “New Note”) on the same terms as the Original Note.

On August 26, 2024, the Company and the Holders entered into a debt exchange agreement (the “Exchange Agreement”), pursuant to which, the Holders agreed to cancel the total amount of the Company’s indebtedness under the New Note issued to each Holder in exchange for the issuance of shares of a new series of the Company’s preferred stock, designated as Series E Convertible Preferred Stock (the “Series E Stock”), pursuant to the terms and subject to conditions set forth in the Exchange Agreement. The closing of the transactions contemplated by the Exchange Agreement (the “Closing”) is scheduled to occur on or before September 26, 2024, subject to certain conditions, including, among other things (i) the Company’s submission of Listing of Additional Shares Notification Form with Nasdaq Capital Market at least 15 calendar days prior to the issuance of the shares of Series E Stock; (ii) obtaining the shareholder approval for the issuance of 20% or more of the Company’s issued and outstanding share capital, as required by Nasdaq Marketplace Rule 5635; and (iii) filing of the Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (the “Certificate of Designation of Series E Stock”) with the Registrar of the Corporation under the Marshall Island Business Corporations Act (the “BCA”), establishing the Series E Stock. Upon satisfaction of the closing conditions, at the Closing, the Company will issue an aggregate of 1,000,000 shares of Series E Stock (the “Series E Shares”) to the Holders (each Holder will be issued 125,000 Series E Shares) at the exchange price of $3.00 per share, in consideration of cancellation of the total outstanding debt by the Company to the Holders under the New Notes.

Pursuant to the terms of the Certificate of Designation of Series E Stock, Series E Shares features a stated value of $3.00 per share and are convertible to shares of the Company’s common stock at the conversion rate of 1 for 10, such as each Series E Share to be converted into 10 shares of the Company’s common stock without the payment or any additional consideration by the Holder thereof. Such conversion is subject to the following schedule: (i) up to 30% of the Series E Shares issued to each Holder may be converted by such Holder at any time from the date of the issuance; (ii) up to additional 30% of the Series E Shares counted on the date of the issuance may be converted by such Holder at any time after 90 days from the date of the issuance; (iii) up to 40% of the Series E Shares counted on the date of the issuance may be converted by such Holder after six (6) months from the date of the issuance. If any Series E Shares remain outstanding on or after March 14, 2025, the Company will have the right, but not the obligations, to require the Holder of such Series E Shares to convert them into the number of fully paid and non-assessable shares of common stock as would result from multiplying the number of Series E Shares by 10. Holders of Series E Shares vote together with holders of shares of common stock on a one-for-one basis, without regard to the number of shares of common stock into which each Series E Share is convertible, have no special dividend rights, and ranks equally to our common stock with respect to rights upon liquidation.

The transactions related to the issuance of the Original Note, the New Notes, the Exchange Agreement and the issuance of the Series E Shares and shares of common stock issuable upon conversion of Series E Shares (the “Conversion Shares”) were unanimously approved by the board of directors of the Company. The transactions related to the issuance of Series E Shares and the Conversion Shares were approved by the holders of approximately 55% of the capital stock of the Company.

The issuance of the Original Note and the New Notes described above were exempt from registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), as transactions by an issuer not involving any public offering. The issuance of the Series E Shares and the Conversion Shares will be exempt from registration requirements under Section 4(a)(2), Rule 506(b) of Regulation D (“Regulation D”) and/or Regulation S, as promulgated by the Securities and Exchange Commission (the “SEC”) thereunder.

The foregoing descriptions of the Original Note, the New Notes, the Assignment Agreement, the Exchange Agreement, and the Form of Certificate of Designation of Series E Stock do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which are attached to this Current Report on Form 6-K as Exhibits 4.1, 4.2, 10.1, 10.2, and 10.3 respectively, and incorporated herein by reference.

EXHIBIT LIST

Exhibit No.	Description

4.1	Original Promissory Note dated August 23, 2024, in the principal amount of $3,000,000 issued by the Registrant to Huidan Li
4.2	Form of the New Note, dated August 26, 2024, in the principal amount of $375,000 issued by the Registrant to each Assignee of the Original Promissory Note
10.1	Note Transfer and Assignment Agreement dated August 26, 2024, by and among Huidan Li, the Assignees and the Registrant
10.2	Debt Exchange Agreement dated August 26, 2024, by and among the Holders and the Registrant
10.3	Form of Certificate of Designations of Series E Convertible Preferred Stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2024	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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